EXHIBIT 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of Class A ordinary shares, CHF 0.10 par value per share, of On Holding AG is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 31, 2024


/s/ Carlos Alberto da Veiga Sicupira

Carlos Alberto da Veiga Sicupira

CHL Investment Fund Ltd.

By: /s/ T. Anja Davis and Anya Sturrup

Name: Touro Investments Holdings Ltd.

Title: Director

By: /s/ Kendal Simmons and Lashawn Rolle

Name: Liko International Ltd.

Title: Director
